Players Network
4250 Polaris Avenue
Las Vegas, NV 89103

February 26, 2009

Mr. Terry French
Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington D.C., 20549

RE:	Players Network
Item 4.01 of Form 8-K
Filed on February 20, 2009
File Number: 0-29363

Dear Mr. French:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Players Network (the “Company”) dated February 23, 2009.

For your convenience, we have repeated the Staff’s comments in italicized, bold type before the Company’s response. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K filed on February 20, 2009

Item 4.01: Changes in Registrant’s Certifying Accountant

Staff Comment 1: Please amend your filing to include the disclosures under Item 4.01 of the Form 8-K to include the information required by paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

Response: The Company has revised Item 4.01 to include the information required by paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K in Amendment No. 1 to the Form 8-K on Form 8-K/A (“Amended 8-K Filing”) as requested.

Staff Comment 2: Please amend your Form 8-K to include the required letter from your former auditor to furnish a letter address to the Commission stating whether is agrees with the statements made by the Company in response to the Item 304(a) of Regulation S-K and if not, stating the respect in which it does not agree.  Please refer to Item 303(a)(3) of Regulation S-K.  The former accountant’s letter included in Exhibit 16.1 of the Form 8-K filed does not meet the requirements of Item 303(a)(3) of Regulation S-K.

Response: A revised letter as required by Item 303(a)(3) of Regulation S-K is provided in the Amended 8-K Filing in Exhibit 16.1 as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have satisfactorily addressed all the Staff Comments. Further comments or questions regarding this letter can be directed to the undersigned or Matthew Z. Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Mark Bradley
Mark Bradley
Chief Executive Officer

cc:	Matthew Z. Chang, Crone Rozynko LLP